UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Withdraws 1Q20 Guidance Given Worsening Global Impact from COVID-19

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--March 20, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) the leading online travel company in Latin America, announced today that management is withdrawing first quarter 2020 guidance provided during its fourth quarter 2019 earnings call that took place on March 5, 2020 as the extent and duration of COVID-19 and the impact it will have on the travel industry, is difficult to predict at this time.

As many countries issued travel and flight restrictions to mitigate the consequences of the spread of COVID-19, the travel market has deteriorated more than anticipated at the time of the Company’s 4Q19 earnings call.

Mr. Damian Scokin, CEO of Despegar noted: “As we were seeing early signs of disruption to the global travel industry, we took the unusual step of providing next quarter guidance on our fourth quarter earnings conference call. Given the rapidly unfolding global scenario since then, we are now withdrawing this guidance.”

“We remain confident in the strength of the Company to navigate through this force majeure situation by leveraging Despegar’s strong capital structure, solid footprint, and key competencies in managing travel disruption. As this situation develops, we remain focused on serving our customers and working closely with our travel partners while committed to the safety of our employees.”

About Despegar.com

About Despegar.com Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers. Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as more than 1,190 car rental agencies and approximately 326 destination services suppliers with more than 6,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward looking statements.

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: March 20, 2020